UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33944

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___04/01/21___ AND ENDING ___03/31/22___

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GORDON HASKETT CAPITAL CORPORATION**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

    441 LEXINGTON AVENUE

(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL E. HASKETT	212-883-0600	MHASKETT@GORDONHASKETT.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAICHE ENDE MALTER & CO.LLP

(Name – if individual, state last, first, and middle name)

100 CAMPUS DRIVE, SUITE #106	FLORHAM PARK	NJ	07932
(Address)	(City)	(State)	(Zip Code)

06/23/04		50
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY
.

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL E. HASKETT _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____GORDON HASKETT CAPITAL CORPORATION_____, as of _____MARCH 31_____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

Signature: _____

Title: CHAIRMAN

_____

MARK B. BORTECK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02BO4626868
Qualified in Westchester County
Commission Expires August 31, 2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GORDON, HASKETT CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

**(FILED PURSUANT TO RULE 17a-5(e)(3) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)
AS A PUBLIC DOCUMENT**

GORDON, HASKETT CAPITAL CORPORATION
TABLE OF CONTENTS
MARCH 31, 2022

RAICH
ENDE
MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

100 Campus Drive, Suite 106
Florham Park, NJ 07932
973.267.4200
973.984.9634 (fax)
cpa@rem-co.com

Offices in New York City, Long Island, New Jersey & Cayman Islands

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Gordon, Haskett Capital Corporation
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gordon, Haskett Capital Corporation as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Gordon, Haskett Capital Corporation as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Gordon, Haskett Capital Corporation's management. Our responsibility is to express an opinion on Gordon, Haskett Capital Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gordon, Haskett Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP

We have served as Gordon, Haskett Capital Corporation's auditor since 2012.
Florham Park, New Jersey
June 9, 2022

PrimeGlobal | *An Association of Independent Accounting Firms*

1

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2022

ASSETS

Cash and cash equivalents	$ 1,312,343
Clearing deposit	200,000
Commissions receivable	123,190
Market letter fees receivable	217,529
Furniture and equipment (net of accumulated depreciation of $253,861)	-
Total assets	$ 1,853,062

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 45,000
Deferred revenues	86,550
Due to related party	655,795
Total liabilities	787,345
Subordinated borrowings	1,000,000
Stockholders' equity	
Common stock, par value $.01 per share	
Authorized: 1,000 shares	
Issued and outstanding: 96 shares	1
Additional paid-in capital	5,543,050
Accumulated deficit	(5,477,334)
Total stockholders' equity	65,717
Total liabilities and stockholders' equity	$ 1,853,062

See notes to financial statement.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gordon, Haskett Capital Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company, like other securities industry entities, is affected by economic and political conditions.

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, and clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation

The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include short-term money market funds and highly-liquid debt instruments purchased with an original maturity of three months or less when purchased.

Receivables and Deferred Revenue

Commissions receivable of $123,190 and $113,294 and market letter fees of $217,529 and $192,614 are included on the statement of financial condition at March 31, 2022 and March 31, 2021, respectively.

Deferred revenues of $86,550 and $64,083 are included on statement of financial condition at March 31, 2022 and March 31, 2021, respectively.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

The fair value methodology prioritizes techniques used to measure fair value into three broad levels:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Valuations are based on inputs that are unobservable and significant to overall fair value measurement.

Income Taxes

The Company has elected, by unanimous consent of its stockholders, to be taxed under the provisions of subchapter "S" of the Internal Revenue Code and reports its taxable income on a cash basis for each calendar year. Under those provisions, the Company does not provide for federal and state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. However, the Company is subject to New York City corporate taxes. Deferred tax assets of approximately $521,000 are fully offset by a contra valuation allowance in the same amount.

The Company recognizes the tax benefits of uncertain tax positions only where the positions are "more likely than not" to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of tax laws and regulations of the jurisdiction. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management's estimate which is zero as of March 31, 2022.

Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2018-2020, or expected to be taken in year 2021 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal, New York State and New York City where the Company operates. The Company is not aware of any tax positions for which is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of interest expenses. As of March 31, 2022, the Company has no accrued interest or penalties related to uncertain tax positions.

Furniture and Equipment

Furniture and equipment consists of computers, and furniture and fixtures which are recorded at cost and depreciated over their useful lives of five years. Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Lease Accounting

The Company adopted the lease accounting guidance in Accounting Standards Update No. 2016-2, *Leases* (Topic 842) ("ASC Topic 842"). The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 month or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company's lease obligations are deemed to be short-term.

COVID-19

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

The Company is proactively managing business continuity and safety considerations as circumstances of the coronavirus disease 2019 ("COVID-19") evolve. Our leadership team's priority is on ensuring the health and safety of all employees, clients and communities, while also ensuring full continuity of services and access. The Company has been operating in a work from home environment during the fiscal year ended March 31, 2022, and has followed the Centers for Disease Control and Prevention and local authorities' recommendations on safe practices. We have undertaken a number of steps to facilitate safety, security and full continuity of service, including:

Note 2 – Fair Value Measurements of Securities Owned

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The inputs and methodology used for valuing the following securities are not necessarily an indication of the risk associated with investing in those securities. The Company records money market funds at amortized cost which is represented by the net asset value and reflects its fair value at March 31, 2023.

Description	Level 2	
Money Market Funds	$ 1,309,266	Reported as cash equivalents

Note 3 - Furniture and Equipment

The components of furniture and equipment are as follows:

Office equipment	$ 212,412
Furniture and fixtures	41,269
	253,681
Less: Accumulated depreciation	(253,861)
	$ - 0 -

Note 4 - Subordinated Borrowings

The Company amended its existing Subordinated Loan Agreement ("Agreement") on December 28, 2020 with one of its stockholders ("Lender"). Under the terms of this amendment the annual interest rate was reduced to 1% per annum from the original 4% per annum. The Company's existing borrowing of $500,000 from the lender is to be repaid on February 28, 2023 plus interest payable as previously described. The amended Agreement was approved by the FINRA on December 28, 2020.

On December 1, 2021 the Company accepted a second Cash Subordinated Loan in the amount of $500,000 from one of its stockholders bearing interest at the rate of 1% per annum for a term of three years. The new agreement was approved by the FINRA on December 1, 2021.

Accordingly, the subordinated borrowings are allowable in computing net capital under the SEC's uniform net capital rule.

The Company and the Lender have elected to have all eligible accrued interest payable on the loan considered as additional subordinated capital for purposes of computing net capital, subject to a minimum monthly accrual of $1,000 ($12,000 per annum). In addition, the Agreement automatically suspends repayment of the principal in the event the payment would cause the Company to be in violation of various provisions of Rule 15c3-1.

Subordinated borrowings totaling $1,000,000 approximates fair value. The Company paid interest expense of $8,750 for the year ended March 31, 2022, which is reflected on the Statement of Operations in other expenses.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2022, the Company had net capital of $811,455 which exceeded the requirement of $52,490 by $758,965. The Company's net capital ratio was 0.97 to 1.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk (Continued)

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specific potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specific third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company maintains its cash and cash equivalents at its clearing broker.

Note 7 – Related Party Transactions

The Company has two separate Research Exchange Vendor Agreements with an entity (under common ownership) whereby the Company agrees to pay the related entity for research services and for market commentary fees pursuant to Section 28 (a) of the Securities and Exchange Commission. The related entity under common ownership, entered into a second amendment (to the original intercompany expense sharing agreement) with GHCC, dated December 31, 2020.As of March 31, 2022, the Company owed $655,795 to the related entity, which is reported as due to related party in the accompanying statement of financial condition.

The related entity under common ownership, entered into a second amendment (to the original intercompany expense sharing agreement) with GHCC, dated December 31, 2020. Commencing February 1, 2021.

The Company has entered into four separate written expense reimbursements agreements with certain related parties owned by a 50% stockholder, or under common ownership of the Company.

The Company leases office space from a related entity that is wholly owned by a 50% stockholder of the Company, on a month-to-month basis.

Note 8 – Employee Benefit Plans – 401(k) Plan

The Company sponsors a non-contributory 401(k) Plan for its employees. This Plan provides for tax-deferred salary deductions for employees meeting certain minimum age and service requirements.

Note 9 – Russia – Ukraine Conflict

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. The Company's management is continuing to monitor the situation in Ukraine and globally and assessing its potential impact on the Company's operations.

Note 10 – Subsequent Events

Management has evaluated subsequent events through June 9, 2022, the date the financial statements were available to be issued.